UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On October 30, 2025, TotalEnergies SE (“TotalEnergies” or the “Company”) announced the launch of the conversion of its ADRs into TotalEnergies ordinary shares, each with a par value of EUR 2.50 (the “Shares”), listed on the New York Stock Exchange (“NYSE”), which is expected to be fully implemented upon the termination of the Company’s American Depositary Receipt (“ADR”) program (together, the “Conversion”).

The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Termination of the ADR program

The Company has instructed JP Morgan Chase Bank, N.A. (the “Depositary”) to terminate the Amended and Restated Deposit Agreement, dated November 12, 2014 (as amended), among the Company, the Depositary and the holders of ADRs (the “Deposit Agreement”). In accordance with the provisions of the Deposit Agreement, the Depositary will notify the registered holders of ADRs of the anticipated termination in the coming days (the “Termination Announcement”).

The Termination Announcement will advise such holders:

(i)	that the Deposit Agreement will be terminated effective at the open of business (New York Time) on December 8, 2025 (the “Termination Date”); and

(ii)	that the ADR issuance and cancellation books will be closed starting from the close of business on December 2, 2025.

Listing on the NYSE

The Company has applied to have the Shares listed on the NYSE and the NYSE has authorized such listing application on the condition that the Conversion proceeds as planned. The Shares are expected to commence trading on the NYSE from the Termination Date, on December 8, 2025 (the “Implementation Date”). The Shares will be traded under the ticker symbol “TTE.”

Implementation of the Conversion.

Upon termination of the ADR program on the Termination Date, all outstanding ADRs will be cancelled and former holders of ADRs will be entitled to receive the corresponding number of Shares, on the basis of one Share for every one ADR held.

Holders of ADRs through the systems of The Depository Trust Company ("DTC"), through a bank, broker or other nominee (“Broker”), will have their ADRs automatically cancelled and will automatically receive the Shares through the DTC account of their respective Brokers without taking any action.

For Holders of ADRs that do not hold through a Broker in DTC, the Shares to which they are entitled in the Conversion will be made available for delivery by Computershare Trust Company, N.A. in its capacity as exchange agent (the “Exchange Agent”). Each such ADR holder will be able to elect to receive its Shares (i) through DTC, (ii) through Euroclear France, or (iii) directly in its name on the segment of the Company’s Share register operated in the U.S. (the “U.S. Register”). Each such ADR holder will be asked to specify their election and provide the information necessary to process the delivery of its Shares by completing the relevant election documentation. Such election documentation and additional instructions are expected to be provided to ADR holders by the Exchange Agent following the Termination Date at the addresses registered in the books of the Depositary.

Employees and former employees of the Company may be subject to additional considerations or separate procedures, including certain ADRs held in the Company’s employee shareholder plans.

Registered Intermediary

From the Termination Date, Société Générale will act in France as registered intermediary (intermédiaire inscrit) for the account of the owners of Shares registered on the U.S. Register (as is needed to support the listing of Shares on NYSE), including those as may be held by a Broker in DTC, in accordance with Articles L. 228-1 et seq. of the French commercial code.

Cross-border Repositioning of Shares

The Shares will be the same instrument and fully fungible, whether traded on Euronext Paris or the NYSE. To transfer Shares for trading between markets, holders must reposition their Shares between Euroclear France and the U.S. Register.

•	Euroclear France participants may instruct Euroclear France to reposition their Shares to the U.S. Register.

•	DTC participants, and holders of Shares directly on the U.S. Register, may instruct the Company’s U.S. transfer agent to reposition their Shares from their securities account at DTC, or from the U.S. Register, as applicable, to a Euroclear France participant account.

Repositioning from Europe to the U.S. may not be completed on the same calendar day instructions are received.

Cross-border repositioning will also be subject to “freeze periods” during which the Company’s U.S. transfer agent and Euroclear will not accept repositioning instructions. Only whole shares may be repositioned, in compliance with French law.

Dividend Rights

Our board of directors may pay out interim dividends and determine the applicable record dates for holders through the French Register and the U.S. Register. The amount of dividends payable by us will be approved in euros and paid (i) in euros for all the holders of shares under the French Register and (ii) in U.S. dollars for all the holders of shares under the U.S. Register.

For the purposes of the payment of the dividend in U.S. dollars, the general shareholders’ meeting or, as the case may be, our board of directors, shall set the methodology for determining the U.S. dollar amount of the dividend, including establishing an exchange rate reference date prior to the payment date. The amount in U.S. dollars will be equal to the amount in euros, pursuant to the methodology so established, at the time of the exchange rate reference date, but may vary at the time of payment. The payment dates to shareholders on the French Register and the U.S. Register may differ.

Our shareholders’ meeting held to approve the financial statements for the financial year may decide to grant an option to each of our shareholder, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in our shares. Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind; provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash.

Dividends may be subject to withholding taxes in France, or other applicable law, as well as fees charged by financial intermediaries or third-party providers engaged for processing such dividend withholding taxes.

On October 30, 2025, the Company also announced the dividend calendar and methodology applicable to ordinary shares held through the US Register, for the interim dividends already decided at that date. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Voting Rights

Each Share will carry one vote at the Company’s shareholders’ meetings. Shareholders holding through the French register may continue to vote in person or by mail in accordance with French regulations.

To vote, Shareholders holding through the U.S. Register will have to comply with U.S. market practices as well as applicable French corporate law. The Company intends to establish for each shareholder meeting a “U.S. Notice Record Date”, falling approximately 30 days prior to any shareholders meeting, and a “Voting Record Date,” corresponding to the date on which a shareholder must be record holder of shares to vote such shares pursuant to French corporate law. Holders of record as of the U.S. Notice Record Date will receive notices and information regarding the upcoming vote. However, only votes of shareholders registered on the Voting Record Date will be counted. Given the short time between the U.S. Notice Record Data and the shareholders’ meeting date, shareholders who purchase shares on the NYSE between the U.S. Notice Record Date and the Voting Record Date may not receive the notices and information received by shareholders holding shares registered through the U.S. Register as of the U.S. Notice Record Date.

To vote in person, typically shareholders holding through a U.S. share register must obtain a legal proxy from any intermediary through which they hold shares. Holders of the Shares must also be able to prove their ownership of such Shares as of the French record date. Such shareholders will be asked to pre-register with the Company’s proxy agent to attend any meeting in person. Shareholders holding through a Broker should contact their intermediary in advance to inquire regarding what process or procedures may be required by their Broker, including possibly repositioning in particular circumstances.

To vote by proxy, shareholders holding through the U.S. Register may vote by instructing the Company’s proxy agent. If holding through a Broker, such shareholder should contact its Broker for additional information or assistance with voting, as its intermediary is responsible for collecting and relaying information and facilitating voting on its behalf.

Restrictions on French Residents

Pursuant to the French Commercial Code, persons or entities domiciled in France (within the meaning of Article 102 of the French civil code) are not permitted to hold ordinary shares on the U.S. Register. If a French resident were to hold Shares on the U.S. Register (including through DTC), such holder may be restricted from exercising voting rights or, in certain cases, from receiving dividends, until the Shares are repositioned to a securities account in France.

Additional considerations

TotalEnergies' ordinary shares, including those to be held or traded in the US market, are expected to continue to be within the scope of the French Financial Transaction Tax (TTF). See TotalEnergies’ annual report on Form 20-F for more information.

Disclaimer:

This Current Report on Form 6-K contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the contemplated conversion of the ADRs into ordinary shares, including the termination of the ADR program in connection therewith, (ii) the contemplated listing of TotalEnergies’ ordinary shares on the NYSE, (iii) the contemplated structure to support the trading of TotalEnergies ordinary shares on the NYSE, and (iv) the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends, (v) the anticipated implementation timetable, (vi) the expected mechanics for transfers of shares between the European and U.S. holding systems (“repositioning”), including any temporary suspensions thereof around corporate actions resulting in “freeze periods”, (vii) expectations regarding returns to stockholders, including with respect to future dividends, (viii) the expected process for voting or participating at shareholder meetings, and (ix) expected tax treatment of transfers in ordinary shares. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date hereof.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably (i) potential differences in settlement cycles between markets, and (ii) the broader economic, market, regulatory, tax, foreign exchange, or geopolitical developments, and other risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

The initial and continued listing of ordinary shares on the NYSE, as well as the contemplated structure to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the NYSE, and the implementation and maintenance of the contemplated structure to support such listing. Such contemplated listing, contemplated structure, and the ability to conduct, and timing of, repositioning, rely on, and may be impacted by changes in, among other things, (i) the final confirmation by the NYSE of the Company’s technical application to list its ordinary shares, and (ii) the establishment and maintenance of the contemplated structure to support the listing of ordinary shares on the NYSE, including (a) the eligibility of the ordinary shares for clearance and holding in the DTC system, and (b) the continued involvement of certain other intermediaries, including but not limited to a U.S. transfer agent and a French registered intermediary (intermédiaire inscrit), as well the continued ability of the Company to benefit from the provisions of French law applicable to registered intermediaries. The failure of any such intermediaries may prevent the listing from being implemented as contemplated, or at all, or may impact the eligibility of the ordinary shares for continued deposit and continued listing on the NYSE.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this Form 6-K is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. U.S. Investors are reminded that we are a French Societas Europaea and therefore the rights of our shareholders under French law, including to participate in shareholder meetings, to propose resolutions at shareholder meetings, voting rights and rights to dividends, and the responsibilities of members of our Board differ from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Société Générale will act in France as registered intermediary (intermédiaire inscrit) for the account of the owners of the Company’s ordinary shares registered on the U.S. register in accordance with Articles L. 228.1 et seq. of the French commercial code, and such provisions may result in differences in the exercise of shareholder rights compared to the expectations of U.S. investors. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.

This communication does not constitute or form part of, and should not be construed as constituting or forming part of, any offer to sell or issue, any invitation to make an investment in, or any solicitation of any offer to purchase or subscribe for, securities of TotalEnergies. It also does not constitute legal, investment, accounting, or tax advice. Investors should consult their own advisers.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies confirms the third interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024 (October 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 30, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer